BRAIDY INDUSTRIES, INC. and
BRAIDY INDUSTRIES LLC
Combined Financial Statements

Year ended December 31, 2017 and from August 26, 2016
(inception) through December 31, 2016
with Audit Report of Independent Auditors

CONTENTS

DEANDORTON

DEAN DORTON ALLEN FORD, PLLC

Report of Independent Auditors

To the Board of Directors
Braidy Industries, Inc.
Ashland, Kentucky

Report on the Financial Statements

We have audited the accompanying combined financial statements of Braidy Industries, Inc. and Braidy Industries LLC (collectively, the Company), which comprise the combined balance sheets as of December 31, 2017 and 2016, the related combined statements of operations and comprehensive loss, changes in non-redeemable stock and other stockholders' deficit and cash flows for the year ended December 31, 2017 and for the period from August 26, 2016 (inception) through December 31, 2016, and the related notes to the combined financial statements (collectively, the financial statements).

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

106 W. Vine Street, Suite 600 ▪ Lexington, KY 40507 ▪ 859-255-2341 **phone** ▪ 859-255-0125 **fax**
500 W. Jefferson Street, Suite 1400 ▪ Louisville, KY 40202 ▪ 502-589-6050 **phone** ▪ 502-581-9016 **fax**
deandorton.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the year ended December 31, 2017 and for the period from August 26, 2016 (inception) through December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter - Common Control Entities Presentation

As discussed in Note 1 to the financial statements, the Company has reflected in the financial statements the results of Braidy Industries LLC due to common control from its inception on August 26, 2016 through the March 3, 2017 conversion into Braidy Industries, Inc. Our opinion is not modified with respect to this matter.

Emphasis of Matter - Development Stage Entity

As discussed in Note 1 to the financial statements, the Company is early in its operations and faces various startup challenges as it continues to raise funds, assess strategic acquisitions and develop its mill. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to this matter.

Emphasis of Matter - Subsequent Events

As discussed in Note 11 to the financial statements, the Company experienced significant events subsequent to the balance sheet date. Our opinion is not modified with respect to this matter.

Dean Dorton Allen Ford, PLLC

September 18, 2018
Lexington, Kentucky

BRAIDY INDUSTRIES, INC. and BRAIDY INDUSTRIES LLC

Combined Balance Sheets

December 31, 2017 and 2016

		2017		2016
Assets				
Current assets:				
Cash and cash equivalents	$	2,134,399	$	-
Investments - marketable securities		6,649,332		-
Prepaid expenses and other		151,754		-
Total current assets		8,935,485		-
Note receivable - related party		2,000,000		-
Property, plant and equipment, including construction in progress, net		4,366,897		-
Total assets	$	15,302,382	$	-
Liabilities, Redeemable Stock and Non-redeemable Stock and Other Stockholders' Deficit				
Current liabilities:				
Accounts payable	$	922,090	$	-
Accrued liabilities		161,843		-
Total current liabilities		1,083,933		-
Redeemable Stock, 3,000,000 preferred shares issued as of December 31, 2017, excluding contingent accrued interest of $800,000 (Note 6)		15,000,000		-
Contingencies and commitments - Note 9				
Non-redeemable Stock and Other Stockholders' Deficit:				
A-1 preferred shares, $0.0001 par value, 5,000,000 shares authorized, 930,000 issued and outstanding at December 31, 2017		93		-
A preferred shares, $0.0001 par value, 4,500,000 shares authorized, 4,500,000 issued and outstanding at December 31, 2017		450		-
Common shares, $0.0001 par value, 10,000,000 shares authorized, 500,000 shares issued and outstanding at December 31, 2017		50		-
Additional paid-in capital		5,079,363		80,098
Accumulated comprehensive loss		(2,645)		-
Retained deficit		(5,858,862)		(80,098)
Total non-redeemable stock and other stockholders' deficit		(781,551)		-
Total liabilities, redeemable stock, non-redeemable stock and other stockholders' deficit	$	15,302,382	$	-

See accompanying notes.

BRAIDY INDUSTRIES, INC. and BRAIDY INDUSTRIES LLC

Combined Statements of Operations and Comprehensive Loss

For the year ended December 31, 2017 and for the period from August 26, 2016 (inception) to December 31, 2016

	2017	2016
Revenues	$ -	$ -
Costs and expenses:		
Professional fees	1,611,145	1,368
General and administrative expenses	3,462,160	78,730
Site abandonment expense	546,573	-
Total expenses	5,619,878	80,098
Operating loss	(5,619,878)	(80,098)
Non-operating income (loss):		
Realized loss on investments	(2,519)	-
Interest	5,707	-
Dividends	87,926	-
Total non-operating income	91,114	-
Net loss	(5,528,764)	(80,098)
Unrealized loss on investments	(2,645)	-
Comprehensive loss	$ (5,531,409)	$ (80,098)
Net loss per common share:		
Net loss per common share	$ (14.24)	$ -
Weighted average number of outstanding shares:		
Common shares	388,219	-

See accompanying notes.

4

BRAIDY INDUSTRIES, INC. and BRAIDY INDUSTRIES LLC

Combined Statements of Changes in Non-redeemable Stock and Other Stockholders' Equity

For the year ended December 31, 2017 and for the period from August 26, 2016 (inception) to December 31, 2016

	A-1 Preferred Shares	A Preferred Shares	Common Shares	Share Par Value	Additional Paid-in Capital	Accumulated Comprehensive Loss	Retained Deficit	Total
Balance at August 26, 2016	-	-	-	$ -	$ -	$ -	$ -	$ -
Expenses paid by member					20,579			20,579
Contributed services					59,519			59,519
Net loss					-		(80,098)	(80,098)
Balance at December 31, 2016	-	-	-	-	80,098	-	(80,098)	-
Expenses paid by member					30,192			30,192
Contributed services					210,288			210,288
A-1 preferred share issuance	930,000			93	4,649,908			4,650,001
A preferred share issuance for conversion of LLC interest		4,500,000		450	249,550		(250,000)	-
Common share issuance			500,000	50	-			50
Other comprehensive loss						(2,645)		(2,645)
Equity raise costs					(140,673)			(140,673)
Net loss					-		(5,528,764)	(5,528,764)
Balance at December 31, 2017	930,000	4,500,000	500,000	593	$ 5,079,363	$ (2,645)	$ (5,858,862)	$ (781,551)

See accompanying notes.

5

BRAIDY INDUSTRIES, INC. and BRAIDY INDUSTRIES LLC

Combined Statements of Cash Flows

For the year ended December 31, 2017 and for the period from August 26, 2016 (inception) to December 31, 2016

	2017	2016
Cash flows from operating activities:		
Net loss	$ (5,528,764)	$ (80,098)
Adjustments to reconcile net loss to net cash used in operating activities:		
Contributed services	210,288	59,519
Site abandonment expense	546,573	-
Depreciation	68,360	-
Realized loss on investments	2,519	-
Increase (decrease) in cash due to changes in:		
Prepaid expenses and other	(110,122)	-
Accounts payable	391,288	-
Accrued liabilities	161,843	-
Net cash used in operating activities	(4,258,015)	(20,579)
Cash flows from investing activities:		
Capital expenditures	(4,451,028)	-
Note receivable- related party	(2,000,000)	-
Purchase of investments	(16,854,496)	-
Proceeds from sale of investments	10,200,000	-
Net cash used in investing activities	(13,105,524)	-
Cash flows from financing activities:		
Member contributions	30,192	20,579
Redeemable share issuance	15,000,000	-
Share issuance	4,650,051	-
Equity raise costs	(140,673)	-
Equity raise costs in process	(41,632)	-
Net cash provided by financing activities	19,497,938	20,579
Net increase in cash	2,134,399	-
Cash and cash equivalents, beginning of year	-	-
Cash and cash equivalents, end of year	$ 2,134,399	$ -
Noncash operating and investing transactions:		
Accounts payable for acquisition of capital assets	$ 530,802	$ -

See accompanying notes.

1. Description of the Organization

Braidy Industries LLC (Braidy LLC) was formed on August 26, 2016 under the state laws of Delaware. On March 3, 2017, Braidy LLC was converted into Braidy Industries, Inc. (the Company, a Delaware company). The mutual founder of both entities was provided 4,500,000 Series A Preferred Shares in the Company as consideration for the tax-free conversion. Braidy LLC's historical financial statements have been combined with and into the financial statements of the Company due to common control.

The Company was created as an aluminum manufacturer to lead a national transformation in the use of efficient, eco-friendly aluminum alloys that are also lighter and stronger. The Company's goal is to lead the generational shift in materials science that is currently underway and make use of a "green" plant design to eliminate emissions and avoid creating an environmental impact legacy.

The Company has secured a location to develop its manufacturing facility near Ashland, Kentucky, which will house its fully integrated aluminum rolling mill. The Company is also in the process of raising additional capital to support its future mill construction activities which began in June 2018. See Note 11 for $75 million of equity raised subsequent to year end.

The Company is in the development stage and has incurred a substantial loss from operations and negative cash flows in its first year of operations. The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to complete development of the Company's aluminum rolling mill. Management is actively pursuing sales opportunities for product to be produced by the mill, which is anticipated to be completed by 2020.

Management believes that the actions discussed above are probable of occurring and overcoming the substantial doubt concerns for at least the next twelve months following the issuance of the combined financial statements. However, management cannot predict, with certainty, the outcome of these actions to generate additional project funding or whether such actions would generate the expected funding as currently planned.

Acquisition

The Company had an agreement in place dated September 14, 2017, to acquire 100% of Veloxint, Inc. (Veloxint), located in Boston, Massachusetts for $29,000,000, in a stock purchase agreement through the issuance of common stock with a value of $27,000,000 and forgiveness of a $2,000,000 note to Veloxint (see Notes 5 and 11). Veloxint owns technology that commercializes high value products and parts enabled by novel nanocrystalline metal alloys with transformational properties. The Company has incurred approximately $168,000 in expenses through December 31, 2017 on this acquisition (included in professional fees). The Company and Veloxint have certain common directors in place. See Note 11 for closing of this acquisition.

2. **Summary of Significant Accounting Policies**

The combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which require management to make estimates and assumptions that affect the reported amounts and disclosures in the combined financial statements. Accordingly, actual results could differ from those estimates. The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its combined financial statements:

Basis of Presentation

The accompanying combined financial statements include transactions and balances of Braidy LLC and Braidy Industries, Inc. All significant intercompany transactions have been eliminated in combination.

2016 and 2017 Braidy LLC Financial Statement Presentation

Braidy LLC had limited financial transactions from its inception through the March 2017 conversion date. In preparing the combined financial statements, management relied on various estimates of services rendered. During the predecessor period, Braidy LLC did not have employees but relied on the work of its sole member, various individuals that eventually became Company employees and other outside parties. The key accounting policies employed for these activities are as follows:

- Amounts paid by the member for the benefit of Braidy LLC have been expensed in the combined financial statements with an offsetting increase to equity. During 2017 and 2016 these transactions amounted to approximately $20,000 and $30,000, respectively for Braidy LLC.

- The fair value of contributed services that were provided and had no expectation of payment have been estimated by management, accounted for in the accompanying combined financial statements and disclosed below.

To estimate the value of contributed services, management estimated the hours provided by eventual Company employees and multiplied them by their hourly rate used post conversion date. The 2017 and 2016 combined statements of operations include compensation costs of approximately $90,000 and $60,000, respectively, which Braidy LLC incurred but was not required to pay. Additionally, Braidy Industries, Inc. had services rendered in 2017 by eventual Company employees that approximated $120,000, which have been included in the 2017 combined statement of operations.

Management has assessed compensation paid to employees after the conversion date and determined that such compensation was reasonable for the services performed post conversion. Management did not identify any exceptional compensation payments post conversion that could be construed to reflect payment for previous services.

2. Summary of Significant Accounting Policies, continued

Common Control Transactions

The Company accounts for the assets and liabilities transferred at their carrying amounts at the date of transfer for all transactions between entities under common control. Any difference between consideration and the net asset carrying value is reflected in equity.

In recording the March 2017 conversion, management estimated the fair value of the consideration at $250,000 based on a third party valuation of the preferred shares provided. Since Braidy LLC did not have any obligations or assets at the conversion date, the offsetting entry was recorded in retained deficit.

Cash and Cash Equivalents

For the purpose of the combined statements of cash flows, the Company considers all highly liquid investments with a maturity, at time of purchase, of three months or less to be cash equivalents.

The Company has a concentration of credit risk in that it maintains bank accounts which, at times, may exceed the coverage provided by the Federal Deposit Insurance Corporation (FDIC).

Investments

The Company accounts for investments in certain marketable equity securities as available for sale securities. Such securities are recorded at fair value, with net unrealized gains and losses, net of income taxes, reflected in accumulated other comprehensive income (loss) as a component of non-redeemable stock and other stockholders' equity. Realized gains and losses from the sale of marketable debt securities, if any, are determined on a specific identification basis.

Financial Instruments

Financial instruments, excluding investments, include cash and cash equivalents, note receivable, accounts payable and accrued liabilities. These are carried at cost which approximates fair value because of the short-term nature of these financial instruments.

Deferred Offering Costs

Incremental costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering. Accordingly, the Company defers costs incurred in connection with ongoing offering of equity securities and will apply these costs against the proceeds of the offering. Costs incurred with unsuccessful offerings will be expensed. The capitalized costs are included in prepaid expenses and other in the accompanying combined balance sheets.

2. Summary of Significant Accounting Policies, continued

Property, Plant and Equipment

Property, plant, and equipment are recorded at cost. Interest costs applicable to major additions are capitalized during the construction period. The Company did not have any interest costs capitalized for the year ended December 31, 2017 or for the period from August 26, 2016 (inception) through December 31, 2016. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred.

Plant and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets, which generally range from 3 to 40 years. Depreciation expense during the year ended December 31, 2017 and during the period from August 26, 2016 (inception) to December 31, 2016 was $68,360 and $0, respectively.

Construction in progress relates to the establishment of the mill property and is recorded at cost. Depreciation will commence once the project is constructed and placed in service.

Asset Impairment

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed for recoverability. If this review indicates that the carrying value of the assets will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value through an impairment loss.

Start-up Expenses

The Company has incurred substantial startup type expenses that are reflected in the combined statements of operations.

Share-Based Compensation

Management measures the cost of employee services received in exchange for an award of equity instruments on the fair value of the award on the grant date. The cost is recognized over the period during which an employee is required to provide services in exchange for the award. Shares are issued to satisfy the requirements of the share based compensation plans. No share-based expense was recorded in 2017 or 2016; however, programs exist in 2018 which may trigger the recognition of share-based expense.

2. Summary of Significant Accounting Policies, continued

Income Taxes

Braidy LLC has elected to be taxed as a single member LLC. Accordingly, Braidy LLC's federal and state income or loss are reported on the member's income tax returns, and Braidy LLC is not subject to income tax. The combined financial statements do not reflect a federal or state tax provision or any related tax assets and liabilities for Braidy LLC.

Braidy Industries, Inc. is taxed as a C-Corporation. Income taxes are provided for the tax effects of transactions reported in the combined financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences. Valuation allowances are established for deferred tax assets when necessary.

GAAP requires management to evaluate tax positions taken by Braidy Industries, Inc. and recognize a tax liability (or asset) if Braidy Industries, Inc. has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Braidy Industries, Inc. would recognize any interest and penalties associated with uncertain tax positions in income tax expense. Braidy Industries, Inc. has not filed any returns as of December 31, 2017.

Regulatory Matters

Federal, state, and, to a lesser extent, local authorities regulate the manufacturing industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, the discharge of materials into the environment. The primary regulatory matters affecting the Company's operations, as well as its competitors, pertain to Clean Air Act; Clean Water Act; Resource Conservation and Recovery Act (RCRA); Comprehensive Environmental Response, Compensation, and Liability Acts (CERCLA); superfund; and employee right-to-know provisions. The Company endeavors to conduct its operations in compliance with all applicable federal, state, and local laws and regulations. Costs associated with regulatory compliance are accrued when incurred to the extent such costs can be reasonably estimated or otherwise determined.

11

2. Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*. This update requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for private entities for fiscal years beginning after December 15, 2019 (one year earlier for public companies), with earlier application permitted. This update will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the combined financial statements. The Company is currently evaluating the effect of this update on the combined financial statements.

In January 2017, the FASB issued ASU No. 2017-01, *Clarifying the Definition of a Business*, which narrows the definition of a business. This ASU provides a screen to determine whether a group of assets constitutes a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated as acquisitions. If the screen is not met, this ASU (1) requires that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create an output and (2) removes the evaluation of whether a market participant could replace missing elements. Although outputs are not required for a set to be a business, outputs generally are a key element of a business; therefore, the FASB has developed more stringent criteria for sets without outputs. The ASU is effective for private companies for annual periods beginning after December 15, 2018 (one year earlier for public companies). The Company is currently evaluating the effect of this update on the combined financial statements.

Reclassifications and Change in Accounting Policy

In addition to the combination of the Braidy LLC results, management has adjusted its 2017 Braidy Industries, Inc. financial statements to make certain reclassifications in the combined balance sheet from the previously issued financial statements with no impact on total assets or liabilities; however, non-redeemable stock and other stockholders' equity was reduced by $15,000,000 to reflect a reclassification of a redeemable equity interest to mezzanine equity (see Note 6). The 2017 combined statement of operations includes various reclassifications with no impact on previously reported net loss; however, net loss was increased by approximately $120,000 to reflect a change in accounting policy to reflect contributed services in general and administrative expenses.

3. Investments in Marketable Securities

Investments, at market value, consist of the following as of December 31, 2017:

	Cost/Amortized Cost	Gross Unrealized Losses	Estimated Fair Value
Marketable securities	$ 6,651,977	$ (2,645)	$ 6,649,332

Fair Value Measurements

Fair value measurements of the Company are summarized as follows:

	Fair Value	Level 1	Level 2	Level 3
Marketable securities	$ 6,649,332	$ 6,649,332	$ -	$ -

The Company did not have any investments outstanding at December 31, 2016.

The Company uses methodologies to value all assets and liabilities reported at fair value based on the following: Level 1, Level 2 or Level 3. Level 1 valuation uses unadjusted quoted market prices within active markets to determine the fair value of an asset or liability. Level 2 valuation uses quoted prices for similar assets or liabilities in active or inactive markets. Level 3 valuation is based primarily on unobservable inputs as there is no readily available active market data for the asset or liability that can be used in valuation.

The following methods and assumptions were used by the Company in estimating the fair value of its assets.

Marketable securities: Valued at the closing price reported on the active market on which the individual securities are traded.

The marketable securities consist of investments into one instrument on the active market, which is a high quality money market portfolio that comprises U.S. short term debt obligations. The investment seeks maximum current income consistent with preserving capital and maintaining daily liquidity.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4. Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following as of December 31, 2017 and 2016:

	2017	2016
Construction in progress - mill property	$ 2,834,821	$ -
Leasehold improvements	1,210,752	-
Machinery and equipment	274,627	-
Furniture and fixtures	91,994	-
Website	23,063	-
Total	4,435,257	-
Accumulated depreciation	(68,360)	-
	$ 4,366,897	$ -

On November 1, 2017, the Company opened its headquarters in Ashland, Kentucky and placed the leasehold improvements in service, which are being depreciated over the life of the lease (seven years). The total cost capitalized for the headquarters was approximately $1.2 million. The Company broke ground on its mill in June 2018, and it is expected to cost approximately $1.5 billion and be placed in service by 2020.

Included in the construction in progress - mill property is land of $907,284 and a building for $441,925. The assets were purchased in December 2017 for $1,349,209 including fees and costs related to the acquisition of the property of $355,555. The total value was allocated between the land and building based on an analysis of market conditions.

During the fourth quarter of 2017, the Company abandoned acquiring a certain land site and recorded an expense of $546,573 relative to land acquisition costs that had been capitalized.

5. Note Receivable - Related Party

As part of its acquisition of Veloxint (see Note 1), the Company has issued a $2,000,000 note instrument to Veloxint as part of the agreement. The note requires Veloxint to submit quarterly interest payments at a rate of 6% annually beginning March 31, 2018. Quarterly principal payments in the amount of $250,000 are payable beginning March 31, 2019, with the note maturing on December 31, 2020. See Note 11 for the extinguishment of this note receivable.

6. Redeemable Stock

The Company entered into a stock buy-back agreement on May 4, 2017 (as amended on May 7, 2018) with Commonwealth Seed Capital (CSC) as part of its initial purchase of 3,000,000 shares of Series A-1 preferred stock. The A-1 preferred shares were converted to common shares in March of 2018 (see Notes 7 and 11); however, the stock buy-back agreement remains in place. CSC shall have the right for a period beginning as of the date of any of the following triggering events and ending 90 days after receipt of the triggering notice from the Company to elect to sell to the Company all of its shares of stock at a purchase price equal to $15,000,000, plus interest thereon at 8% (approximately $800,000 of unrecorded interest at December 31, 2017) per annum from May 4, 2017 through the date of repurchase: (i) failure of the Company to invest at least $1,000,000,000 in the construction and equipping of a fully-integrated aluminum rolling mill within the Commonwealth of Kentucky by December 31, 2020; (ii) failure to allocate or use at least $25,000,000 of the proceeds from the March 2, 2018 offering (see Note 11) for constructing the mill and/or the build out of the Veloxint manufacturing facility in Boyd County Kentucky; or (iii) at any time from May 5, 2017 through and including June 1, 2022, the failure of the Company to have (a) at least 51% of its employees employed in the Commonwealth of Kentucky, (b) at least 51% of its tangible assets located within the Commonwealth of Kentucky or (c) its headquarters located within the Commonwealth of Kentucky.

Management has evaluated the contingent trigger features which convert the equity investment to a debt instrument. Since the financial instrument is not mandatorily redeemable and based on management's current activities, the financial instrument is properly reflected as redeemable stock in the mezzanine equity section in the accompanying combined balance sheets. At each reporting date management will update its assessment of classification. If a trigger event has happened or certain to occur, the financial instrument will be reclassified from redeemable stock to debt in the combined balance sheet. If none of the contingencies are triggered and such requirements have expired, the instrument will be reclassified into permanent equity.

7. Non-redeemable Stock and Other Stockholders' Equity

Classes of Stock

The total number of shares of all classes the Company is authorized to issue is 19,500,000 shares with a par value of $0.0001 per share. The Company is authorized to issue two classes of stock to be designated, respectively, "common stock" and "preferred stock". 10,000,000 shares shall be designated common stock and 9,500,000 shares shall be designated preferred stock.

BRAIDY INDUSTRIES, INC. and BRAIDY INDUSTRIES LLC

Notes to the Combined Financial Statements, continued

7. Stockholders' Equity, continued

Classes of Stock, continued

The preferred stock outstanding at December 31, 2017 had redemption features contingent on future events. See Note 11 for subsequent conversion of preferred stock to common stock and removal of the redemption provisions, except for the shares discussed in Note 6. The Company has retroactively reflected the resolution of this contingency for approximately 5,300,000 of the preferred shares at December 31, 2017 by classifying the book value of these shares in the non-redeemable stock and other stockholders' equity section of the combined balance sheet.

A major investor is considered any stockholder that holds at least 400,000 shares of registrable securities (subject to the adjustment for stock splits, stock dividends, combinations, reclassifications or the like). The Company grants to each major investor a right of first offer with respect to future sales by the Company of its shares. A major investor who chooses to exercise the right of first offer may designate as purchasers under such right itself or its partners or affiliates in such proportions as it deems appropriate (so long as each such partner or affiliate has not been determined by the Board of Directors of the Company to be a competitor of the Company and also executes each purchase agreement, stockholders agreement or other document required of all purchasers of such shares).

Founders Stock

On March 4, 2017, the Company issued 4,500,000 Series A preferred shares to its founder for the conversion of his LLC interest in Braidy Industries, LLC (see Note 1). Additionally, from March 17, 2017 through April 3, 2017, the Company granted 500,000 shares of common stock to directors in exchange for various intangibles. Given the stage of the Company's evolution and no established market value for its shares at grant date, these common shares were deemed to have nominal value by a third party valuation firm which did not warrant any accounting treatment.

7. Stockholders' Equity, continued

Dividend Provisions

The holders of shares of preferred stock shall be entitled to receive dividends, out of any assets legally available therefore, prior and in preference to any declaration or payment of any dividend payable other than in common stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of common stock of the Company for which an adjustment to the respective conversion price of such other securities or rights has been made on the common stock of the Company, at the rate of eight percent (8%) per share (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of preferred stock, payable when, as and if declared by the Board of Directors of the Company. Such dividends shall not be cumulative.

If, after dividends in the full preferential amounts specified above for the preferred stock have been paid or declared and set apart in any calendar year of the Company, the Board of Directors shall declare additional dividends out of funds legally available therefore in that calendar year, then such additional dividends shall be declared pro rata on the common stock and the preferred stock on a pari passu (same rate) basis according to the number of shares of common stock held by such holders, where each holder of shares of preferred stock is to be treated for this purpose as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of preferred stock held by such holder.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series A-1 preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to holders of the Series A preferred stock and the holders of the common stock by reason of their ownership thereof, an amount equal to $5.00 per share for each share of Series A-1 preferred stock then held by them, plus declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A-1 preferred stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A-1 preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

7. Stockholders' Equity, continued

Liquidation Preference, continued

Upon the completion of the distribution required to Series A-1 preferred stock holders, the holder of Series A preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock by reason of their ownership thereof, an amount equal to the original issue price for each share of Series A preferred stock then held by them, plus declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A preferred stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the remaining assets and funds of the Company legally available for distribution upon the completion of the distribution required above shall be distributed ratably among the holder of the Series A preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Upon completion of the distributions required to preferred stock holders and any other distribution that may be required with respect to series of preferred stock that may from time to time come into existence, the remaining assets of the Company legally available for distribution to stockholders shall be distributed among the holders of the preferred stock and the common stock pro rata based on the number of shares of common stock held by each such holder of preferred stock or common stock.

Employee Stock Vesting

With respect to subsequent issuance of shares or options or rights granted, unless otherwise approved by the Company's Board of Directors, the Company shall cause each officer, director, employee or consultant of the Company to enter into an agreement (i) providing for vesting of such shares or options or rights over 48 months, with no shares or options or rights being vested for 12 months from the date of issuance or grant, as the case may be, at which time 12/48ths of the shares or options or rights shall be vested, and equal monthly vesting for 36 months thereafter; (ii) providing for the repurchase price of unvested shares at cost in the event the holder's employment with or service to the Company terminates; (iii) under which the holder agrees to a market standoff requested by the Company or the underwriters of any public offering of the Company's securities; and (iv) providing for a right of first refusal in favor of the Company with respect to both vested and unvested shares.

Preferred Stock Conversion

Each share of preferred stock will be automatically converted into shares of common stock, at the then applicable conversion price at the time in effect for such share immediately upon the earlier of (i) immediately prior to the closing of the Company's sale of its common stock in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, which results in aggregate cash proceeds to the Company of not less than $75,000,000 at an offering price of at least $10.00 per share (as adjusted for stock splits, stock dividends, reclassifications and the like) (a Qualified IPO), or (ii) the date specified by written consent or agreement of the holders of 70% of the then outstanding shares of preferred stock, voting together as a single class.

7. Stockholders' Equity, continued

Preferred Stock Conversion, continued

Each share of preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such stock, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the original issue price (as adjusted for stock splits, stock dividends, reclassifications and the like) by the conversion price applicable to such share, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial conversion price per share of preferred stock shall be equal to the original issue price. Each such initial conversion price shall be subject to adjustment.

Voting Rights

The holder of each share of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Company, and shall be entitled to vote, together with the holders of common stock, with respect to any question upon which holders of common stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

8. Income Taxes

The Tax Cuts and Jobs Act (the Tax Act) was enacted on December 22, 2017. The Tax Act includes a number of changes in existing tax law impacting businesses, including a permanent reduction in the U.S. federal statutory rate from 35% to 21%, effective on January 1, 2018. Changes in tax rates and tax law are accounted for in the period of enactment and deferred tax assets and liabilities are measured at the enacted tax rate. The Company has reflected the impact of the Tax Act on its income taxes in the table below.

The income tax provision (benefit) at December 31, 2017 and 2016 consists of the following:

	2017	2016
Federal:		
Deferred	$ (1,004,974)	$ -
State and local:		
Deferred	(462,918)	-
Change in valuation allowance	1,467,892	-
Total	$ -	$ -

8. Income Taxes, continued

Income tax provision (benefit) differs from amounts computed by applying the statutory federal income rate of 35% for the year ended December 31, 2017 (LLC results excluded) as a result of the following:

	2017	2016
Federal tax at statutory rate	$ (1,903,567)	$ -
Increase (reduction) in tax resulting from:		
State taxes, net of federal impact	(300,897)	-
Permanent differences	66,590	-
Tax Act impact	669,982	-
Valuation allowance	1,467,892	-
Total	$ -	$ -

Deferred tax assets at December 31, 2017 and 2016 consist of the effects of temporary differences attributable to the following:

	2017	2016
Property, plant and equipment	$ 163,017	$ -
Deferred start-up costs	1,230,638	-
Other	74,237	-
Deferred tax assets	1,467,892	-
Valuation allowance	(1,467,892)	-
Total	$ -	$ -

As of December 31, 2017, the Company provided for a valuation allowance of $1,467,892 based on an assumption that not all of the gross deferred tax assets will more likely than not be realized due to the startup nature of the Company. During the year ended December 31, 2017, the Company established this valuation allowance and will reevaluate the need for a valuation allowance at each future reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

9. Contingencies and Commitments

Financing Contingency

The Company has entered into an agreement with a financial institution for the raising of its debt to support the construction of the mill. As part of the agreement, upon successful execution of financing agreements, the Company will be obligated to pay a Structuring Fee (as defined by the agreement) of the greater of $5,000,000 or 1% of the debt raised within the earlier of the date on which the first debt is drawn or 30 days after the execution of the financing agreement. The agreement also contains provisions for payment of certain expenses incurred by the financial institution and for fees in the event of breaking the agreement. As of December 31, 2017, management is not aware of any significant reimbursable expenses.

Tax and Other Incentives

The Company has entered into an agreement with the Kentucky Economic Development Finance Authority (KEDFA) and has been approved for up to $10,000,000 in future tax incentives under the Kentucky Business Investment program as of January 25, 2018 and $5,000,000 in future sales tax refunds under the Kentucky Enterprise Initiative Act (KEIA) as of June 29, 2017. Additionally, KEDFA has approved $5,000,000 (Road Funds) to be applied to the mill site development project and $2,000,000 (Kentucky Skills Network) towards skills training to benefit the Company.

Industrial Revenue Bonds

Boyd and Greenup Counties in Kentucky have each agreed to issue industrial revenue bonds to allow for a property tax abatement. In lieu of property taxes on the project's assets, payments in lieu of taxes (PILOTs) will be paid beginning for the January 1, 2019 assessment date. The annual PILOT on the entire project is projected to range between $1,439,822 and $2,531,000 over the 20 year bond term. Management is in the process of evaluating the draft agreement and any accounting implications.

BRAIDY INDUSTRIES, INC. and BRAIDY INDUSTRIES LLC

Notes to the Combined Financial Statements, continued

9. Contingencies and Commitments, continued

<u>Leases</u>

The Company leases its present headquarters under a non-cancelable lease which expires June 1, 2024. Lease terms provide for one additional three year term under the same terms and conditions. Additionally, the Company leases corporate apartments which can be renewed on an annual basis. For the year ended December 31, 2017 and for the period from August 26, 2016 (inception) through December 31, 2016 rent expense was $56,615 and $0, respectively.

Minimum contracted future lease payments under the headquarters lease are as follows:

Year ending December 31,

2018	$	65,820
2019		65,820
2020		65,820
2021		65,820
2022		65,820
Thereafter		93,245
	$	422,345

10. Related Party Transactions and Balances

The Company has transactions with stockholders or entities related to the stockholders. Such transactions and balances as of and for the year ended December 31, 2017 and as of December 31, 2016 and the period from August 26, 2016 (inception) to December 31, 2016 are as follows:

		2017		2016
Balances:				
Prepaid expenses and other	$	12,746	$	-
Note receivable		2,000,000	$	-
Transactions:				
Professional fees	$	143,991	$	-
Expenses paid by member		30,192		20,579
Founder contributed services		96,635		37,500

11. **Subsequent Events**

Management has evaluated subsequent events for accounting and disclosure requirements through September 18, 2018, the date that the combined financial statements were available to be issued.

Equity Raise

Through September 14, 2018, the Company has raised an additional $75 million of equity through stock issuance. Management plans to primarily utilize these funds to advance Veloxint operations, working capital and investment into the mill (see Note 6).

Preferred Stock Conversion

In March 2018, all outstanding shares of preferred stock were converted to an equal number of shares of common stock. The conversion negated the contingent redemption features of all of the preferred stock except for those shares discussed in Note 6.

Veloxint Acquisition

On March 2, 2018, the Company closed on its acquisition of Veloxint (see Notes 1 and 5). Consideration included the following: 2,626,930 shares of common stock, 357,449 stock options and the $2 million note (see Note 5). Management is in the process of determining the fair value of the consideration provided, assets acquired, liabilities assumed and the appropriate acquisition accounting. The following table reflects the provisional consideration and opening balance sheet values subject to change:

Consideration:		
Common stock shares provided (valued at $10 per share)	$	26,269,300
Stock option plan assumed and converted to Braidy Industries, Inc. share options		1,235,492
Forgiveness of note receivable (Note 5)		2,000,000
Buyout of certain owner stock		198,644
Fair value of total consideration	$	29,703,436

BRAIDY INDUSTRIES, INC. and BRAIDY INDUSTRIES LLC

Notes to the Combined Financial Statements, continued

11. **Subsequent Events, continued**

Veloxint Acquisition, continued

Recognized amounts of identifiable assets acquired and liabilities assumed:		
Cash and cash equivalents	$	2,108,940
Accounts receivable		168,363
Prepaids and other current assets		54,209
Property, plant and equipment		561,476
Intangible assets (may include goodwill)		27,454,297
Other long-term assets		44,156
Accounts payable and accrued liabilities		(688,005)
Total identifiable net assets	$	29,703,436

Loan to Shareholder

On March 2, 2018, the Company made a full-recourse, secured loan to the chief executive officer and shareholder for $15,018,750. The terms of the loan were approved by the Company's Board of Directors with an interest rate based on the prime rate and a due date of August 2, 2019. During 2018 the note has been reduced by $12,380,241 of receipts (including $361,491 of interest), leaving a balance on the note of $3,000,000 as of September 18, 2018. Management expects the remainder to be collected by the end of September 2018.

Equity Incentive Plan

Effective February 28, 2018, the Company implemented a variety of employee incentive stock programs and allocated 3,500,000 of common shares for the programs. Management expects future combined financial statements will be impacted by these programs.

Building Lease

In July 2018, Veloxint entered into a building lease which terminates in 7 years and includes annual minimum payments of approximately $1,000,000. Management has determined that the building allocated part of the lease will be treated as a capital lease while the portion allocated to the land will be deemed an operating lease.

NanoAL Acquisition

On September 18, 2018, the Company acquired all of the membership units of NanoAL LLC, a materials research and technology company focused on high-performance aluminum alloys, for $4,200,000, including a $1,200,000 prepayment on an earnout calculation which runs through December 31, 2028. If recoupment does not occur within five years, members will be responsible to reimburse the Company for the unrecouped portion of the advance. Due to the timing of the acquisition, management has not had an opportunity to construct a preliminary opening balance sheet.